03014712

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION MAR - 3 2003 WASH. D.C. 181

SEC FILE NUMBER
8-45085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GENCON FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12501 OLD COLUMBIA PIKE
(No. and Street)

SILVER SPRING (City) MARYLAND (State) 20904 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J VICTOR ELLIOTT (301) 680-6808
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHNSON LAMBERT & CO
(Name – *if individual, state last, first, middle name*)

7500 OLD GEORGETOWN RD (Address) BETHESDA (City) MARYLAND (State) 20814-6133 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J VICTOR ELLIOTT, swear XXXXXXXX that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GENCON FINANCIAL SERVICES, INC., as of FEBRUARY 27, 2003, are true and correct. I further swear XXXXXX that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

J VICTOR ELLIOTT Signature

SECRETARY & TREASURER
Title

Notary Public
PATRICIA ARLENE JENKINS MY COMMISSION EXPIRES 5-1-2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Board of Directors
Gencon Financial Services, Inc.

In planning and performing our audit of the financial statements of Gencon Financial Services, Inc. (GFS) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by GFS including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because GFS does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by GFS in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of GFS is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which GFS has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040
Fax (301) 656-0518

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640
Fax (802) 862-4837
www.jlco.com

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070
Fax (919) 865-1077

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that GFS's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

Johnson Lambert + Co

Bethesda, MD
January 21, 2003

Board of Directors
Gencon Financial Services, Inc.

We have audited the financial statements of Gencon Financial Services, Inc. (GFS) for the year ending December 31, 2002, and have issued our report thereon dated January 21, 2003. We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free of material misstatements. As part of our audit, we made a study and evaluation of GFS's system of internal accounting controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on GFS's financial statements. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting controls taken as a whole.

The financial statements are the responsibility of GFS's management. In fulfilling this responsibility, estimates and judgments by management are required based on knowledge and experience about past and present events and expectations about future events. Our audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Significant Accounting Policies
For a summary of GFS's significant accounting policies, see Note 1 to the audited financial statements.

Management Judgments and Accounting Estimates
Accounting estimates are an integral part of the financial statements prepared by management and are based upon management's current judgments. There were, however, no material estimates made by management that are included in the audited financial statements as of December 31, 2002.

Significant Audit Adjustments
During the course of our audit, we proposed one audit adjustment that was recorded and is reflected in the December 31, 2002 financial statements. The audit adjustment, which is detailed in Attachment A to this letter, increased the Net Loss as of December 31, 2002 by $20,100. There were no passed audit adjustments that arose during the audit.

Disagreements with Management
There were no disagreements with management regarding application of accounting principles, judgments or estimates, scope of the audit, financial statement disclosures or other matters that could individually or in the aggregate have a significant effect on the financial statements or the auditor's report.

7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040
Fax (301) 656-0518

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640
Fax (802) 862-4837
www.jlco.com

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070
Fax (919) 865-1077

Consultation with Other Accountants
To the best of our knowledge, management did not consult with other accountants about auditing and accounting matters.

Issues Discussed with Management Prior to Retention
There were no issues discussed with management in connection with our retention as auditors regarding the application of accounting principles, auditing standards, or other matters.

Difficulties Encountered in Performing the Audit
There were no difficulties encountered in dealing with management or personnel in performing or completing our audit.

Independence
Johnson Lambert & Co. is independent with respect to GFS in accordance with the rules adopted by the Independence Standards Boards, the American Institute of Certified Public Accountants and the Securities Exchange Commission. The following items, which do not affect our independence, are disclosed to you for your information.

- We were not engaged to provide any other services to GFS during the year ended December 31, 2002.
- We provide audit services and occasional consulting services to affiliates of GFS.

This report is intended solely for the information and use of the Audit Committee, Board of Directors, management, and is not intended to be and should not be used by anyone other than these specified parties.

Johnson Lambert + Co.

Bethesda, MD
January 21, 2003

Gencon Financial Services, Inc.

Attachment A

			Income Effect
Realized Loss on Investments	20,100		(20,100)
Investments – NASD Stock & Warrants		(20,100)	

To adjust the cost basis of the NASD investment due to an other than temporary decline in market value.

JOHNSON LAMBERT & CO.

Gencon Financial Services, Inc.

Financial Statements

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

JLCo.

7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040
Fax (301) 656-0518

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640
Fax (802) 862-4837
www.jlco.com

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070
Fax (919) 865-1077

Gencon Financial Services, Inc.

Financial Statements

December 31, 2002 and 2001

Contents

JOHNSON LAMBERT & CO.

Report of Independent Auditors

Board of Directors
Gencon Financial Services, Inc.

We have audited the accompanying statements of financial condition of Gencon Financial Services, Inc. as of December 31, 2002 and 2001, and the related statements of income and comprehensive income, changes in stockholder's equity and cash flows for the years ended December 31, 2002, 2001 and 2000 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gencon Financial Services, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended December 31, 2002, 2001, and 2000 in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson Lambert & Co.

Bethesda, Maryland
January 21, 2002

JLCo.

7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040
Fax (301) 656-0518

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640
Fax (802) 862-4837
www.jlco.com

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070
Fax (919) 865-1077

Gencon Financial Services, Inc.

Statements of Financial Condition

	December 31, 2002	December 31, 2001
Assets		
Cash	$ 14,173	$ 17,200
Investments available-for-sale (adjusted cost basis of $13,000)	13,000	-
Investments at cost	-	33,100
Accounts receivable	-	2,817
Income taxes recoverable	-	256
Deferred income tax asset	-	199
Total assets	$ 27,173	$ 53,572
Liabilities		
Accounts payable	$ -	$ -
Income taxes payable	-	-
Total liabilities	-	-
Stockholder's equity		
Capital stock ($100 par value; 1,000 shares authorized, 100 shares issued and outstanding)	10,000	10,000
Additional paid-in capital	34,882	34,882
Retained (deficit) earnings	(17,709)	8,690
Accumulated other comprehensive income	-	-
Total stockholder's equity	27,173	53,572
Total liabilities and stockholder's equity	$ 27,173	$ 53,572

See accompanying notes.

Gencon Financial Services, Inc.

Statements of Income and Comprehensive Income

	Years Ended December 31,		
	2002	2001	2000
Revenues			
Commission income	$ 7,953	$ 11,281	$ 13,838
Interest income	134	809	1,126
Total revenues	8,087	12,090	14,964
Expenses			
Realized loss on investments	20,100	-	-
Service fees - Adventist Risk Management	8,000	10,000	10,000
Audit and consulting fees	4,650	3,000	2,898
NASD fees	1,552	1,011	1,205
Miscellaneous	184	129	100
Total expenses	34,486	14,140	14,203
(Loss) income before taxes	(26,399)	(2,050)	761
Current income tax (benefit) expense	-	(256)	213
Deferred income tax (benefit) expense	-	(199)	-
Total income tax (benefit) expense	-	(455)	213
Net (loss) income	(26,399)	(1,595)	548
Unrealized holding losses arising during the period	-	-	-
Comprehensive (loss) income	$ (26,399)	$ (1,595)	$ 548

See accompanying notes.

Gencon Financial Services, Inc.

Statements of Changes in Stockholder's Equity

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2000	$ 10,000	$ 18,082	$ 9,737	$ -	$ 37,819
Capital contributions	-	16,800	-	-	16,800
Net income	-	-	548	-	548
Balance at December 31, 2000	10,000	34,882	10,285	-	55,167
Net loss	-	-	(1,595)	-	(1,595)
Balance at December 31, 2001	10,000	34,882	8,690	-	53,572
Net loss	-	-	(26,399)	-	(26,399)
Change in unrealized loss on investments	-	-	-	-	-
Balance at December 31, 2002	$ 10,000	$ 34,882	$ (17,709)	$ -	$ 27,173

See accompanying notes.

Gencon Financial Services, Inc.

Statements of Cash Flows

	Years Ended December 31,		
	2002	2001	2000
Cash flows from operating activities			
Net (loss) income	$ (26,399)	$ (1,595)	$ 548
Realized loss on investments	20,100	-	-
Change in accounts receivable	2,817	(2,568)	(249)
Change in income tax recoverable	256	(256)	-
Change in deferred income tax asset	199	(199)	-
Change in accounts payable	-	(2,898)	2,898
Change in income taxes payable	-	(213)	117
Cash (used in) provided by operating activities	(3,027)	(7,729)	3,314
Cash flows from investing activities			
Purchase of investments	-	-	(53,411)
Sale of investments	-	20,311	-
Cash provided by (used in) investing activities	-	20,311	(53,411)
Cash flows from financing activities			
Capital contribution	-	-	16,800
Cash provided by financing activities	-	-	16,800
Net (decrease) increase in cash	(3,027)	12,582	(33,297)
Cash, beginning of year	17,200	4,618	37,915
Cash, end of year	$ 14,173	$ 17,200	$ 4,618

See accompanying notes.

Gencon Financial Services, Inc.

Notes to the Financial Statements

December 31, 2002 and 2001

1. Organization and Significant Accounting Policies

Organization

Gencon Financial Services, Inc. (GFS) was incorporated in 1991 under the laws of the State of Maryland. GFS is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). GFS commenced operations as a broker-dealer and received its first commissions during 1996.

GFS's common stock is owned by the General Conference Corporation of Seventh-day Adventists (General Conference). GFS was formed to provide brokerage services for retirement planning and investment alternatives (products) to General Conference and affiliated employees. GFS is organized as a fully-disclosed or introducing broker-dealer and does not hold customer cash or securities. During 2000, GFS received a capital contribution of $16,800 from the General Conference.

GFS has an expense agreement with Adventist Risk Management, Inc. (ARM), a wholly-owned subsidiary of the General Conference, whereby ARM has agreed to pay all overhead expenses incurred by GFS. During 2002, the Board of Directors approved decreasing the fixed annual service fee from $10,000 to $8,000. The agreement allows such payment to ARM provided that it does not reduce GFS's net capital below 120% of the minimum requirements pursuant to SEC Rule 15c3-1. Officers of GFS are also ARM employees. The Chairman of the GFS Board of Directors is also the President of ARM and Secretary of ARM's Board of Directors.

Basis of Reporting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). Preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Income

GFS receives 3% commission income on products secured by underwriters pursuant to selling agreements. Premiums or payments for these products are withheld by employers and remitted directly to the underwriter. Commission income is recorded by GFS in the period that it is earned; all commission revenue was received from one underwriter.

Gencon Financial Services, Inc.

Notes to the Financial Statements (Continued)

1. Organization and Significant Accounting Policies (Continued)

Service Fees – ARM

As described above, annual service fee payments to ARM decreased to $8,000 in 2002, from $10,000 for 2001 and 2000. There are no unreimbursed expenses subject to future reimbursement at December 31, 2002 and 2001.

2. Investments

At December 31, 2002 and 2001, GFS held 1,300 common shares and 1,200 warrants of Nasdaq Stock Market, Inc. Prior to July 2002, these securities had not been actively traded on exchanges or national securities markets. Securities in which no active market exists were carried at cost. In July 2002, the common shares began trading on a national securities market, resulting in a readily available market value as of December 31, 2002. The securities held by GFS as of December 31, 2002 were classified as available-for-sale and valued at fair value based on quoted market prices.

At December 31, 2002 the common shares had an average cost basis of $12.30 and a market value of $10.00 per share. Management reviewed the decline of the market value of its common stock and warrant investments and considered this decline to be other than temporary. As a result, GFS recognized a realized loss of $3,300 and $16,800 on the common stock and warrants, respectively, and adjusted the cost basis accordingly.

Investments at December 31, 2002 were comprised of the following:

	Adjusted Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
The Nasdaq Stock Market, Inc. common stock, at cost	$ 13,000	$ -	$ -	$ 13,000
The Nasdaq Stock Market, Inc. stock warrants, at cost	-	-	-	-
Total investments	$ 13,000	$ -	$ -	$ 13,000

2. Investments (continued)

The Nasdaq Stock Market, Inc. stock warrants are comprised of 1,200 warrants, each representing an option to purchase one share of common stock on the dates and prices listed below:

Exercisable date	Expiration date	Exercise price per share
June 28, 2002	June 27, 2003	$13
June 30, 2003	June 25, 2004	$14
June 28, 2004	June 27, 2005	$15
June 28, 2005	June 28, 2005	$16

3. Net Capital Requirements

GFS is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which establishes minimum capital requirements for broker-dealer entities. Broker-dealers that do not receive securities and that introduce customer accounts to other broker-dealers are required to maintain minimum net capital of $5,000 as of December 31, 2002 and 2001. As of December 31, 2002 and 2001, GFS has net capital as calculated under Rule 15c3-1 of $27,173 and $20,472, respectively.

4. Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets and liabilities are recognized in the financial statements to the extent they are deemed recoverable.

At December 31, 2002, GFS experienced a taxable loss and had no available net operating loss carryforwards. A deferred income tax asset was not recognized due to uncertainties regarding future recovery. GFS elected to carry its 2001 net operating loss back two years to offset prior net tax payments of $256, with the remaining loss carried forward twenty years. Federal and state income tax benefit for 2001 was $172 and $84, respectively. Federal and state income tax expenses for 2000 were $160 and $53, respectively.

Gencon Financial Services, Inc.

Schedule I: Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Net Capital		
Total stockholder's equity qualified for net capital	$	27,173
Additions		-
Deductions		-
Net Capital	$	27,173
Aggregate Indebtedness		
Items included in statement of financial condition	$	-
Items not included in statement of financial condition		-
Aggregate indebtedness	$	-
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess net capital at 1500%		22,173
Excess net capital at 1000%	$	27,173
Ratio Aggregate indebtedness to net capital		-
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2001)		
Net capital per Part II of Form X-17A-5	$	25,223
Adjustments to mark-to-market securities		1,950
Adjustments for realized losses on investments		-
Net capital as presented above	$	27,173

Gencon Financial Services, Inc.

Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The Company is exempt from Rule 15c3-3 pursuant to provision (k)(1) and was in compliance with the conditions of exemption.

Gencon Financial Services, Inc.

Schedule III: Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

Not Applicable

Gencon Financial Services, Inc.

Schedule IV: Schedule of Segregation Requirements
and Funds in Segregation for Customers' Regulated Commodity
Futures and Options Accounts

December 31, 2002

Not Applicable